

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K


RECEIVED
MAY 2 2002

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the three-month period ended March 31 , 2002

Cable Satisfaction International Inc.

(Translation of registrant's name into English)

Cable Satisfaction International Inc.
1730 Marie-Victorin Boulevard, Suite 201
Longueuil, Québec, Canada J4G 1A5
(450) 468-4485
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____ Form 40-F __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __X__

If «Yes» is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

The following document is filed as part of this Form 6-K:

No.	Document
1.	Quarterly Financial Statements for the three-month period ended on March 31, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CABLE SATISFACTION INTERNATIONAL INC.
(Registrant)

By: René Branchaud
Name: René Branchaud
Title: Secretary

Dated: May 24, 2002

FIRST QUARTER REPORT, MARCH 2001

ADVANTAGE CSII



MESSAGE TO SHAREHOLDERS

We are pleased to report on our financial and operating results for the first quarter ended March 31, 2002.

Financial highlights

- Operating revenues increased 37% to $22.2 million compared to $16.2 million for the fourth quarter of 2001. Year-over-year operating revenues are up 178% from $8.0 million for the first quarter of 2001.

- EBITDA* increased by $1.0 million to $1.4 million compared to $0.4 million for the fourth quarter of 2001. The positive swing in EBITDA year-over-year was $3.5 million.

- Gross margin percentage improved to 46.5% compared to 42.8% and 38.0%, respectively for the fourth and first quarters of 2001.

- Blended ARPU** increased 10% to $40.10 (euro 28.68) compared to $36.50 (euro 25.75) for the fourth quarter of 2001. The year-over-year increase was 60% compared to $25.09 (euro 17.70) for the first quarter of 2001. The blended ARPU includes ARPU for business services of $62.21 (euro 44.49).

Operational highlights

- Total revenue generating units (RGU) for residential and business services rose for the quarter by 78,499 to 368,901 RGUs, an increase of 146% from 149,974 RGUs at the end of the first quarter of 2001.

  Compared to the previous quarter:
  - Cable television customers increased by 27,957 to 192,255 or nearly 30% penetration.
  - Pay TV customers rose by 6,725 to 43,786.
  - High-speed Internet customers increased by 10,206 to 41,160.
  - Telephony customers rose by 33,611 to 91,700.

- Included in total RGUs are 6,990 business services RGUs, an increase of 40% compared to the end of 2001, reflecting the successful commercial launch of business services during the fourth quarter of 2001.

- As of March 31, 2002, approximately 28% of telephony customers subscribed to the "triple play" bundle – cable television, high-speed Internet and telephony – while 69% subscribed to the "double play" of telephony and cable television services.

- The number of services per subscriber connection rose to 1.88 from 1.74 at the end of 2001 and 1.36 at the end of the first quarter of 2001. For business services, the number of services per subscriber connection at the end of the first quarter was 1.87.

- The number of RGUs per employee increased 46% compared to the first quarter of 2001 to reach 892. Revenue per employee at the end of the first quarter was $238,000 (euro 170,300) on an annualized basis.

- Since the end of the first quarter, the number of cable television and telephony subscribers has passed the 200,000 and 100,000 mark, respectively.

Comments and Guidance

Our accelerated revenue growth and positive EBITDA momentum demonstrate that Csii has reached a new stage of its development in Portugal. We have rapidly attained a critical mass of customers by more than doubling RGUs over the past 12 months while increasing ARPU year-over-year by 60% through the successful launch and execution of our bundling strategy.

Commencing in the first quarter, Csii began to benefit from savings on interconnection and transmission costs following the full activation of its fibre-optic backbone ring during the quarter and the migration of Internet traffic to its network. Further savings will be realized in the second quarter and going forward as customer growth in telephony and high-speed Internet services increases traffic on the Company's network.

Based on continued subscriber and revenue growth, a tariff increase for basic television services which took effect on May 1, 2002, as well as continued margin improvement resulting from recurring savings on interconnection and transmission costs, we maintain our guidance for 2002 – revenues of between $126 million and $133 million, a 50% average gross margin for the year as a whole and EBITDA of $22 million.

**Earnings before interest, taxes, depreciation and amortization and loss from exiting an activity.*
***Monthly average revenue per subscriber connection for all services.*

Reflecting the success of its bundling strategy, Csii is realizing higher customer growth from the re-marketing of existing homes passed than anticipated. As a result, the Company expects that it will not be required to build over 200,000 homes passed during the year to meet its revenue and EBITDA targets.

As of March 31, 2002, the Company had cash and cash equivalents of $25.7 million and has met the covenants to access the approximately $77 million undrawn portion of its secured term financing. Based on such funds, and continued improvement in EBITDA for the balance of the year, management considers it has sufficient liquidity to pursue the execution of its business plan in Portugal and to meet covenants in the fourth quarter allowing access to its senior credit facility.

Consolidated Results
First quarter ended March 31, 2002

Operating revenues – Operating revenues increased 37% to $22.2 million compared to $16.2 million for the fourth quarter of 2001, reflecting continued customer growth and higher ARPU. Total RGUs increased by 78,499 during the quarter to 368,901 RGUs. Blended ARPU increased 10% to $40.10 (euro 28.68) compared to $36.50 (euro 25.75) for the fourth quarter of 2001. Compared to the first quarter of 2001, operating revenues and total RGUs increased 178% and 146%, respectively. The year-over-year increase in ARPU was 60% compared to $25.09 (euro 17.70) for the first quarter of 2001.

Cable television – Operating revenues from basic cable television services were $9.6 million, up 16% and 68%, respectively from $8.3 million and $5.7 million for the fourth and first quarters of 2001. The total number of subscribers increased by 27,957 to 192,255, an increase of 17% compared to the end of 2001 and a year-over-year increase of 74%.

Pay TV – Operating revenues from Pay TV services were $2.1 million, an increase of 23% from $1.7 million for the fourth quarter of 2001 and up 110% from $1.0 million for the first quarter last year. Total pay TV subscribers increased by 6,725 to 43,786, up 18% from the end of 2001 and a year-over-year increase of 85%.

High-speed Internet – Operating revenues from high-speed Internet services increased 39% to $3.9 million from $2.8 million for the fourth quarter of last year and 344% from $0.9 million for the first quarter of 2001. The total number of subscribers rose by 10,206 to 41,160, an increase of 33% compared to the end of 2001 and a year-over-year increase of 290%.

Telephony – Operating revenues from telephony services rose 97% to $6.7 million from $3.4 million for the fourth quarter of 2001. The year-over-year increase was 1,530% from $0.4 million for the same 2001 period. The total number of subscribers increased by 33,611 to 91,700, up 58% compared to the end of 2001 and a year-over-year increase of 1,599%.

Business Services – Included in the operating revenues and total RGUs discussed above are business services which accounted for 6,990 RGUs at the end of the first quarter, an increase of 40% compared to 4,996 RGUs at the end of 2001. Business RGUs were comprised of 3,316 cable television, 1,910 high-speed Internet and 1,764 telephony subscribers. ARPU for business services for the first quarter was $ 62.21 (euro 44.49). Furthermore, sales of capacity and dark fibre leasing amounted to $140,000 (euro 100,000) for the quarter.

Direct costs – Direct costs, which consist mainly of programming costs for basic cable television and pay TV services as well as interconnection costs related to high-speed Internet and telephony services, were $11.9 million (54% of revenues) compared to $9.3 million (57% of revenues) for the preceding quarter and $5.0 million (62% of revenues) for the same period in 2001. The improvement in the ratio of direct costs to operating revenues reflects the full activation of Cabovisão's national fibre-optic backbone during the first quarter and migration of Internet traffic to its own network in March 2002. As a result, gross margin percentage improved to 46.5% compared to 42.8% and 38.0%, respectively for the fourth and first quarters of 2001.

Operating and administrative expenses – Operating and administrative expenses were $9.0 million (40% of revenues) compared to $6.6 million (41% of revenues) for the preceding quarter and $5.1 million (64% of revenues) for the same period in 2001. The increase in dollar amount reflects a higher workforce related to the growing scale of operations and the launch of business services during the fourth quarter of 2001. The Company also made a larger provision for bad debt that takes into account the potential impact of billing delays during the first quarter resulting from the conversion to euros from escudos and other systems issues which have since been rectified.

EBITDA – EBITDA increased by $1.0 million to $1.4 million compared to $0.4 million for the fourth quarter of 2001. The positive swing in EBITDA year-over-year was $3.5 million. The strong improvement in EBITDA reflects rapid subscriber and revenue growth, better margins on high-speed Internet and telephony services, as well as economies of scale.

Depreciation and amortization – Depreciation and amortization increased to $10.0 million from $9.1 million for the preceding quarter and $4.8 million for the same period in 2001, reflecting the significant growth in capital assets during 2001. As of March 31, 2002, capital assets were $370.4 million compared to $335.6 million as of December 31, 2001, net of accumulated depreciation of $58.8 million and $49.3 million, respectively.

Other revenues (expenses) – Other expenses were $7.8 million compared to $7.2 million for the fourth quarter of 2001 and $10.9 million for the first quarter a year ago.

Net loss and net loss per share – Net loss was $16.5 million, or $0.19 per share, compared to net losses of $19.1 million, or $0.23 per share, for the preceding quarter and $15.4 million, or $0.26 per share, for the same period in 2001.

Liquidity and Capital Resources

Operating activities used cash of $19.2 million, mainly reflecting higher trade receivables related to customer growth and billing delays.

Acquisitions of capital assets totaled $47.4 million, a decrease compared to $78.8 million for the preceding quarter but higher than the $28.5 million for the same period in 2001. Approximately $25.0 million of the capital assets acquired during the first quarter represented customer premise equipment and their installation, reflecting record subscriber growth. Most of the balance was related to equipment installed at regional head-ends to allow for the increased penetration in telephony and high-speed Internet services.

Financing activities provided cash of $87.8 million, including $42.4 million from the euro 100 million (approximately $140.9 million) secured term financing which is part of its amended senior credit facility of euro 260 million (approximately $366.3 million). The Company also raised net proceeds of $45.4 million through an offering of common equity.

Forward-looking Statements

The statements in this report relating to matters that are not historical facts are forward-looking statements that involve risks and uncertainties, including, but not limited to, general business and economic conditions, the condition of the financial markets and the other risks and uncertainties detailed in the Management's Discussion and Analysis section of the Company's 2001 annual report.



Jean-Charles Dagenais
President and Chief Executive Officer



Fernand Belisle
Chairman of the Board

Longueuil, Quebec, Canada
May 15, 2002

CONSOLIDATED STATEMENTS OF LOSS AND ACCUMULATED DEFICIT

(Unaudited) (In thousands of dollars, except share data)	**2002** **3 months** **ended** **March 31**	2001 3 months ended March 31 (restated, note 1)
OPERATING REVENUES	**$ 22,220**	$ 8,001
DIRECT COSTS	**11,892**	4,964
	10,328	3,037
OPERATING AND ADMINISTRATIVE EXPENSES	**8,962**	5,101
Earnings (loss) from operations before depreciation and amortization	**1,366**	(2,064)
DEPRECIATION AND AMORTIZATION	**10,031**	4,838
Loss from operations	**(8,665)**	(6,902)
OTHER REVENUES (EXPENSES)		
Financial revenues	**217**	1,732
Financial expenses	**(7,646)**	(7,681)
Gain on fair value of financial instrument	**1,389**	–
Foreign exchange loss	**(1,592)**	(4,792)
Others	**(212)**	(195)
	(7,844)	(10,936)
Loss before future income taxes	**(16,509)**	(17,838)
FUTURE INCOME TAXES	**–**	2,389
Net loss	**(16,509)**	(15,449)
ACCUMULATED DEFICIT, beginning of period, as previously reported	**(92,281)**	(28,898)
Restatement due to a change in accounting policy regarding foreign currency translation (Note 1)	**(16,777)**	(15,497)
ACCUMULATED DEFICIT, beginning of period, as restated	**(109,058)**	(44,395)
ACCUMULATED DEFICIT, end of period	**$ (125,567)**	$ (59,844)
Net loss per share, basic and fully diluted	**$ (0.19)**	$ (0.26)
Weighted average number of outstanding multiple voting shares and subordinate voting shares	**85,310,600**	60,334,395

CONSOLIDATED BALANCE SHEETS

(In thousands of dollars)	**March 31 2002 (unaudited)**	December 31 2001 (audited) (restated, note 1)
ASSETS		
Capital assets [1]	**$ 370,402**	$ 335,577
Intangible assets and deferred charges [1]	**28,022**	24,801
Deferred financing and issuance costs, net	**27,052**	28,221
Future income taxes	**10,428**	10,657
Cash and cash equivalents	**25,656**	22,044
Trade receivable	**24,377**	11,565
Other receivable	**37,182**	36,517
Inventory	**21,060**	20,691
Prepaid and other current assets	**5,071**	6,208
	$ 549,250	$ 496,281
LIABILITIES		
Long-term debt	**$ 237,445**	$ 239,801
Other long-term liabilities	**3,990**	5,379
Bank indebtedness	**65,021**	22,341
Cheques issued in excess of bank deposits	**–**	314
Accounts payable and accrued liabilities	**112,899**	123,886
	419,355	391,721
SHAREHOLDERS' EQUITY		
Capital stock	**236,304**	190,917
Warrants	**8,933**	8,933
Currency translation adjustments	**10,225**	13,768
Accumulated deficit	**(125,567)**	(109,058)
	129,895	104,560
	$ 549,250	$ 496,281

[1] Net of accumulated depreciation and amortization of $58,826 (2001 – $49,343)

SUMMARY OF SELECTED INFORMATION - CABOVISÃO

As at March 31	**2002**	2001	Growth
Potential Homes	**4,500,000**	3,795,000	19%
Homes Passed	**650,285**	428,350	52%
Subscribers			
Cable TV - Basic Service	**192,255**	110,352	74%
Cable TV - Pay TV	**43,786**	23,675	85%
Internet	**41,160**	10,550	290%
Telephony	**91,700**	5,397	1,599%
	368,901	149,974	146%
Operating revenues (In thousands of dollars)			
Cable Television	**$ 11,657**	$ 6,717	74%
High-speed Internet	**3,878**	874	344%
Telephony	**6,685**	410	1,530%
	$ 22,220	$ 8,001	178%

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited) (In thousands of dollars, except share data)	**2002 3 months ended March 31**	2001 3 months ended March 31 (restated, note 1)
OPERATING ACTIVITIES		
Net loss	**$ (16,509)**	$ (15,449)
Items not affecting cash		
Depreciation and amortization	**10,031**	4,838
Amortization of deferred financing and issuance costs	**612**	514
Amortization of debt discount	**247**	212
Foreign exchange loss	**1,592**	4,792
Gain on fair value of financial instrument	**(1,389)**	–
Future income taxes	**–**	(2,389)
	(5,416)	(7,482)
Net changes in non-cash items related to operations	**(13,822)**	(3,879)
	(19,238)	(11,361)
INVESTING ACTIVITIES		
Acquisitions of capital assets [1]	**(59,204)**	(53,754)
Increase of intangible assets and deferred charges	**(5,762)**	(1,780)
	(64,966)	(55,534)
FINANCING ACTIVITIES		
Increase (decrease) in bank indebtedness	**42,366**	(6)
Issuance of shares, net of related expenses	**45,387**	285
	87,753	279
EFFECT OF FOREIGN EXCHANGE ON CASH	**63**	(1,215)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**3,612**	(67,831)
CASH AND CASH EQUIVALENTS, beginning of period	**22,044**	158,487
CASH AND CASH EQUIVALENTS, end of period	**$ 25,656**	$ 90,656
Cash flows include the following elements:		
Interest paid	**$ 15,222**	$ 15,136
Income taxes paid	**$ –**	$ –

[1] Total capital assets of $47,350 (2001 – $28,540) were acquired during the 3 months ended March 31.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited) (In thousands of dollars, except share data)

These interim consolidated financial statements should be read in conjunction with the Consolidated Financial Statements for the year ended December 31, 2001.

1. SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as set out in Note 1 to the Consolidated Financial Statements for the year ended December 31, 2001, on pages 24, 25 and 26 in the 2001 Annual Report except as noted below.

The Company adopted new accounting policies to comply with new standards of the Canadian Institute of Chartered Accountants ("CICA")

(a) Goodwill and other intangible assets

In 2001, the CICA issued Handbook Section 1581, "Business Combinations," and Handbook Section 3062, "Goodwill and Other Intangible Assets." Handbook Section 1581 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under Handbook Section 3062, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company adopted new handbook section effective January 1, 2002. This change in accounting policy did not have a significant impact on the results of the first quarter 2002.

(b) Foreign currency translation

In 2001, the CICA modified the Handbook Section 1650, "Foreign Currency Translation". The effect of the new recommendations is to eliminate the deferral and amortization of unrealized translation gains and losses on non-current monetary assets and liabilities, and require disclosure of exchange gains and losses included in net loss. The Company adopted the new recommendations effective January 1, 2002 and to apply them retroactively. The effect of adopting the new handbook section resulted, as at December 31, 2001, in a decrease in deferred foreign exchange loss of $16,777 and an increase in accumulated deficit of $16,777. Opening accumulated deficit in 2001 increased by $15,497 and the first quarter net loss increased by $3,494. The effect of adopting the new handbook section resulted the first quarter 2002 net loss to increase by $2,963.

(c) Stock-based compensation and other stock-based payments

In January 2002, the CICA issued the Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. This section sets out a fair value-based method of accounting and is required for certain, but not all, stock-based transactions. The Company adopted the new recommendations for fiscal years beginning on or after January 1, 2002, which is the fiscal year beginning for the Company, and applied to awards granted on or after the date of adoption. This change in accounting policy did not have a significant impact on the results of the first quarter 2002.

2. CAPITAL STOCK

On March 31, 2002, the Company had 1,000,000 multiple voting shares and 89,819,967 subordinate voting shares outstanding. In addition, the warrants attached to the Senior Notes in the amount of US$155 million are convertible into 3,300,000 subordinate voting shares at a price of $6.47 per share.

On February 14, 2002 and March 14, 2002 a group of investors purchased respectively 8,750,000 and 875,000 subordinate voting shares, at a price of $5.05 per share, for net proceeds of $45,241.

During 1st quarter 2002, the Company issued 83,000 subordinate voting shares through the exercise of stock options, for net proceeds of $145.

3. SEGMENTED INFORMATION

The Company provides cable television, Internet and telephony services. All of these operating segments are in one principal geographic sector: Portugal.

(Unaudited) (In thousands of dollars)			**2002 3 months ended March 31**
	Portugal	**Head office and others**	**Total**
Operating revenues	**$ 22,220**	**$ –**	**$ 22,220**
Earnings (loss) from operations before depreciation and amortization:	**1,904**	**(538)**	**1,366**
Depreciation and amortization	**10,005**	**26**	**10,031**
Loss from operations	**(8,101)**	**(564)**	**(8,665)**
Total assets	**522,528**	**26,721**	**549,249**

(Unaudited) (In thousands of dollars)			2001 3 months ended March 31 (restated, note 1)
	Portugal	Head office and others	Total
Operating revenues	$ 8,001	$ –	$ 8,001
Earnings (loss) from operations before depreciation and amortization:	(1,337)	(727)	(2,064)
Depreciation and amortization	4,814	24	4,838
Loss from operations	(6,151)	(751)	(6,902)
Total assets	341,591	15,453	357,044

4. COMPARATIVE FIGURES

Certain reclassification have been made to the prior year consolidated financial statements to conform to the presentation adopted for the three-month period ended March 31, 2002.



Cable Satisfaction International Inc.
1730 Marie-Victorin Blvd., Suite 201, Longueuil (Quebec) CANADA J4G 1A5
Telephone: (450) 468-4485 Fax: (450) 468-5957
Internet: www.csii.ca

SHAREHOLDER INFORMATION

Transfer Agent and Registrar
Computershare Trust Company of Canada
1500 University Street, Suite 700
Montreal (Quebec) H3A 3S8

Auditors
Arthur Andersen LLP
5 Place Ville-Marie, Suite 1000
Montreal (Quebec) H3B 4X3

Legal Counsel
Lavery, de Billy
1 Place Ville-Marie, Suite 4000
Montreal (Quebec) H3B 4M4

Listed
Toronto Stock Exchange (TSX)
Ticker symbol: CSQ.A